UNITED
SECURITIES AND EXC
Washington



09059151

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8 - 47032

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/08_____ AND ENDING _____12/31/08_____
                                          MM/DD/YY                              MM/DD/YY

## A.  REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

    ACF INTERNATIONAL, INC.

OFFICIAL USE ONLY

_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

    50 CONGRESS STREET, SUITE 6
                           (No. And Street)

| BOSTON, | MA | 02109 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Cristina Del Sol                                            (617) 523-3295
                                               (Area Code  - Telephone Number)

## B.  ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

    FULVIO & ASSOCIATES, LLP       ATTN: JOHN FULVIO, CPA
                        (Name  - if individual state last, first, middle name)

| 5 West 37th Street, 4th Floor | NEW YORK | NY | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
    ☑ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption.  See section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, _____ Cristina Del Sol _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ ACF INTERNATIONAL, INC. _____ , as of

_____ DECEMBER 31, 2008 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

**MONICA Y. JOHNSTONE**
Notary Public
Commonwealth of Massachusetts
My Commission Expires Jul 2, 2010

_____
Signature

**PRESIDENT /CEO**
Title

_Monica Johnstone_
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._


ACF INTERNATIONAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

**FULVIO** & ASSOCIATES, L.L.P.

*Certified Public Accountants*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' REPORT

To the Shareholder of
ACF International, Inc.:

We have audited the accompanying statement of financial condition of ACF International, Inc. (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of ACF International, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 3, 2009

## ACF INTERNATIONAL, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2008

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 568,647 |
| Due from affiliate | | 173,250 |
| Furniture, fixtures and equipment (net of accumulated depreciation of $124,511) | | 76,080 |
| Other receivable | | 15,000 |
| Prepaid expenses | | 46,807 |
| Other assets | | 53,387 |
| Total Assets | $ | 933,171 |

### LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

| | | |
|---|---|---:|
| Accrued expenses | $ | 32,661 |
| Unamortized lease concession | | 33,398 |
| Total Liabilities | | 66,059 |

Shareholder's Equity:

| | |
|---|---:|
| Common stock, no par value, 200,000 shares authorized, 50,000 shares issued and outstanding | 735,042 |
| Additional paid in capital | 1,840,567 |
| Accumulated deficit | (1,708,497) |
| Total Shareholder's Equity | 867,112 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ 933,171 |

The accompanying notes are an integral part of this financial statement.

ACF INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008


NOTE 1.    SIGNIFICANT BUSINESS ACTIVITIES

ACF International, Inc. (the "Company") is registered as a broker dealer in securities with the Securities and Exchange Commission. In this capacity, it executes agency transactions on behalf of its customers and executes principal transactions in securities. The company conducts business primarily with other broker dealers on behalf of its customers. The Company's customers are located primarily in the United States.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker dealer, clearing organization, customer and counterparty with which it conducts business.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2008, there were no customer accounts having debit balances which presented any risks.


NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES

Transactions in securities and related commission revenue and expense (if applicable) are recorded on a trade date basis.

Depreciation and amortization are provided for in accordance with accounting principles generally accepted in the United States of America.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

NOTE 3.     RELATED PARTY TRANSACTIONS

The Company clears its transactions primarily through its parent company, the sole shareholder of ACF International, Inc.  The parent company is located in Madrid, Spain.


NOTE 4.     OTHER ASSETS

Other assets consist primarily of petty cash and security deposits.


NOTE 5.     NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, therefore, subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires that minimum net capital, as defined, shall be the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined.  Net capital and aggregate indebtedness change from day to day, but as of December 31, 2008, the Company had net capital of $ 502,588, which exceeded its requirement of $100,000 by $ 402,588.


NOTE 6.     INCOME TAXES

The Company is subject to corporate taxes for federal and state purposes.  A provision for these taxes has been made and is reflected on the statement of operations.

NOTE 7.    COMMITMENTS

During 2005, the Company entered into a lease for office space in Boston that expires in June 2010. The annual lease payments are $33,465. In addition, during 2005, the Company entered into another lease for office space in Miami, Florida. The lease commenced in June, 2005 and had a free rent concession period for eight months which is reflected as prepaid rent on the statement of financial condition. In addition during 2008, the Company entered into another lease for office space in New York, New York. The lease commenced in November, 2008 and had a free rent concession period for three months. The annual lease payments are $70,620. The minimum future lease payments on these leases are as follows:

| Year | |
|------|------|
| 2009 | 95,258 |
| 2010 | 87,353 |
| 2011 | 70,620 |
| Thereafter | 150,068 |
| | $ 403,298 |

Rent expense incurred was $49,417 for the year ended December 31, 2008.